Exhibit 99.1

Press Release

HUTCHMED Initiates Global Trial of PI3K/PIKK-EGFR ATTC Candidate HMPL-A580 in Patients with Solid Tumors

— Second clinical candidate from HUTCHMED’s next-generation ATTC platform —

— Leveraging synergy through simultaneous inhibition of PAM pathway and EGFR signaling —

Hong Kong, Shanghai & Florham Park, NJ — Wednesday, March 4, 2026: HUTCHMED (China) Limited (“HUTCHMED”) (Nasdaq/AIM:HCM; HKEX:13) today announces that it has initiated a Phase I/IIa clinical trial of HMPL-A580, HUTCHMED’s second novel Antibody-Targeted Therapy Conjugate (“ATTC”), in patients with unresectable, advanced or metastatic solid tumors in China and the US. The first patient received the first dose on March 4, 2026.

HMPL-A580 is a first-in-class ATTC comprising a highly selective and potent PI3K/PIKK small-molecule inhibitor payload linked to an anti-EGFR antibody via a cleavable linker, HUTCHMED’s second ATTC based on this highly novel PI3K/PIKK inhibitor payload. EGFR is highly expressed in multiple types of solid tumors and is well recognized as a driving force in tumorigenesis and disease progression. Preclinical data have shown that PAM pathway inhibition synergizes with anti-EGFR therapy to enhance anti-tumor activity, and will be presented at an upcoming scientific conference.

This first-in-human Phase I/IIa, multicenter, open-label study evaluates the safety, tolerability, pharmacokinetics, immunogenicity and preliminary efficacy of HMPL-A580. The study consists of two parts. In the Phase I dose escalation part, patients will receive HMPL-A580 intravenously at predefined dose levels to determine the maximum tolerated dose and recommended dose for expansion. The subsequent Phase IIa dose expansion/optimization part is to further characterize the safety, tolerability and preliminary anti-tumor activity of HMPL-A580 in selected solid tumors, and to determine the recommended dose for the next phase. Additional details may be found at clinicaltrials.gov, using identifier NCT07396584.

About the ATTC Platform

HUTCHMED’s ATTC platform represents a next-generation approach to precision oncology, combining monoclonal antibodies with proprietary small-molecule inhibitor payloads to deliver dual mechanisms of action. Unlike traditional cytotoxin-based Antibody Drug Conjugates, ATTCs combine targeted therapies to achieve synergistic anti-tumor activity and durable responses in preclinical models, outperforming standalone antibody or small-molecule inhibitor components in efficacy and safety.

Built on over 20 years of targeted therapy expertise, the platform enables development of drug candidates for diverse cancer types. By leveraging antibody-guided delivery and tumor-specific payload release, ATTCs improve the accessibility to tumors and reduce off-tumor toxicity. This overcomes challenges of traditional small-molecule inhibitors, ensures safer long-term use, and supports combinations with chemotherapy and immunotherapy, unlocking potential for early-line treatments.

HUTCHMED has demonstrated how its partnerships leverage the expertise of multinational pharmaceutical companies to accelerate bringing novel medicines to address large unmet needs around the world, and plans to apply this strategy to its ATTC technology this year.

About the PAM Pathway and HMPL-A580

The PI3K/AKT/mTOR (“PAM”) pathway is a critical intracellular network involved in cell growth, survival, and division. Alterations in the PAM pathway are frequently associated with poor prognosis and resistance to treatment across various cancers. However, existing PAM-targeted drugs face significant challenges, including on-target toxicities that restrict dosing, feedback loops that enable pathway reactivation, and insufficient tumor-specific delivery.

By conjugating this highly novel payload to an anti-EGFR antibody, HMPL-A580 is designed to deliver targeted pathway inhibition directly into EGFR-expressing tumor cells, thereby potentially overcoming the systemic toxicity and narrow therapeutic index historically associated with PI3K/PIKK inhibitors. This approach aims to achieve deeper and more durable target inhibition while improving the overall tolerability profile.

About HUTCHMED

HUTCHMED (Nasdaq/AIM:HCM; HKEX:13) is an innovative, commercial-stage, biopharmaceutical company. It is committed to the discovery and global development and commercialization of targeted therapies and immunotherapies for the treatment of cancer and immunological diseases. Since inception it has focused on bringing drug candidates from in-house discovery to patients around the world, with its first three medicines marketed in China, the first of which is also approved around the world including in the US, Europe and Japan. For more information, please visit: www.hutch-med.com or follow us on LinkedIn.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements reflect HUTCHMED’s current expectations regarding future events, including its expectations regarding the therapeutic potential of HMPL-A580 and other drug candidates from the ATTC platform and the further development of HMPL-A580 and other drug candidates from the ATTC platform in this and other indications. Forward-looking statements involve risks and uncertainties. Such risks and uncertainties include, among other things, assumptions regarding the timing and outcome of clinical studies and the sufficiency of clinical data to support an new drug application submission of HMPL-A580 and other drug candidates from the ATTC platform in China or other jurisdictions, its potential to gain approvals from regulatory authorities on an expedited basis or at all, the efficacy and safety profile of HMPL-A580 and other drug candidates from the ATTC platform, HUTCHMED’s ability to fund, implement and complete its further clinical development and commercialization plans for HMPL-A580 and other drug candidates from the ATTC platform and the timing of these events. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. For further discussion of these and other risks, see HUTCHMED’s filings with the US Securities and Exchange Commission, The Stock Exchange of Hong Kong Limited and on AIM. HUTCHMED undertakes no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise.

CONTACTS

Investor Enquiries	+852 2121 8200 / ir@hutch-med.com

Media Enquiries
FTI Consulting –	+44 20 3727 1030 / HUTCHMED@fticonsulting.com
Ben Atwell / Tim Stamper	+44 7771 913 902 (Mobile) / +44 7421 898 348 (Mobile)
Brunswick – Zhou Yi	+852 9783 6894 (Mobile) / HUTCHMED@brunswickgroup.com

Panmure Liberum	Nominated Advisor and Joint Broker
Atholl Tweedie / Emma Earl / Rupert Dearden	+44 20 7886 2500

Cavendish	Joint Broker
Geoff Nash / Nigel Birks	+44 20 7220 0500

Deutsche Numis	Joint Broker
Freddie Barnfield / Jeffrey Wong / Duncan Monteith	+44 20 7260 1000